UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Rel. No. 67736 / August 28, 2012

Admin. Proc. File No. 3-14806

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:
In the Matter of   :
                                                                                            :
PROELITE, INC.   :
                                                                                            :
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NOTICE THAT INITIAL DECISION HAS BECOME FINAL

        The time for filing a petition for review of the initial decision in this proceeding has
expired.   No such petition has been filed by ProElite, Inc., and the Commission has not chosen to
review the decision on its own initiative.

        Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of
Practice, 1/ that the initial decision of the administrative law judge 2/ has become the final
decision of the Commission with respect to ProElite, Inc.   The order contained in that decision is
hereby declared effective.   The initial decision ordered that, pursuant to Section 12(j) of the
Securities Exchange Act of 1934, the registration of the registered securities of ProElite, Inc., is
revoked.

        For the Commission by the Office of the General Counsel, pursuant to delegated authority.

                                                            Elizabeth M. Murphy
                                                                 Secretary

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1/   17 C.F.R. § 201.360(d).

2/   ProElite, Inc., Initial Decision Rel. No. 463 (July 3, 2012), __ SEC Docket ___.

INITIAL DECISION RELEASE NO. 463
ADMINISTRATIVE PROCEEDING
FILE NO. 3-14806

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

In the Matter of	:	
	:	INITIAL DECISION AS TO
PROELITE, INC. and	:	PROELITE, INC.
UNIVERSAL GUARDIAN	:	July 3, 2012
HOLDINGS, INC.	:	

APPEARANCES: Donald W. Searles and Lucee S. Kirka for the Division of Enforcement, Securities and Exchange Commission

Christopher A. Lilly and David Ficksman for ProElite, Inc.

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

Findings of Fact and Law

The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on March 20, 2012, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), alleging that ProElite, Inc. (ProElite), and Universal Guardian Holdings, Inc. (Universal Guardian), each has a class of securities registered with the Commission and had not filed required periodic reports. ProElite and Universal Guardian were served with the OIP on March 22, and on March 29, 2012, respectively, and were required to answer the OIP within ten days of service. OIP at 3; 17 C.F.R. § 201.220(b). The Commission directed that an Initial Decision be issued within 120 days of service of the OIP or by July 27, 2012. OIP at 3.

Universal Guardian did not file an Answer, appear at the prehearing conference on April 16, 2012, or otherwise contest the proceeding, and I issued an Order Making Findings By Default and revoked the registration of its registered securities on April 19, 2012. ProElite, Inc., Exchange Act Release No. 66832.

ProElite filed an Answer on April 5, 2012, and participated in the April 16, 2012, prehearing conference. On both occasions, ProElite acknowledged that the allegations in the OIP were true. Those allegations are that ProElite, Central Index Key No. 1015789, is a New

Jersey corporation located in Los Angeles, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). ProElite is delinquent in its periodic filings with the Commission, having filed some, but not all of the required periodic reports. The most recent filings were a Form 10-Q for the period ended September 30, 2008, and a Form 10-K for the period ended December 30, 2008, both filed on November 21, 2011. The Form 10-K reported a net loss of $55,567,437 for the prior twelve months. The last report previously filed on August 19, 2008, was for the period ended June 30, 2008. As of March 16, 2012, the common stock of ProElite was quoted on OTC Link (previously the Pink Sheets) operated by OTC Markets Group, Inc., had ten market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In its Answer and at the prehearing conference on April 16, 2012, ProElite stated that it would make the missing periodic filings and achieve compliance by May 15, 2012. I agreed to allow additional time for it to do so and scheduled a second prehearing conference on May 17, 2012. At the second prehearing conference, ProElite stated that in an unforeseen development its CFO had stepped down and that now it expected to file the missing annual and quarterly reports for the years 2009 through the present by June 30, 2012. As of today, there is no indication that it has made the filings.

Section 13(a) of the Exchange Act and the Exchange Act rules require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Exchange Act Rule 13a-1 requires issuers to file annual reports and Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports. ProElite has failed to comply with Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13. Section 12(j) of the Exchange Act authorizes the Commission, where it is necessary or appropriate for the protection of investors, to revoke the registration of a security where the issuer of a security has failed to comply with a provision of the Exchange Act or the rules thereunder.

I conclude on these facts that revocation of the registration of each class of the registered securities of ProElite is both necessary and appropriate for the protection of investors. As noted in SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977), compliance with the Exchange Act's reporting requirements is crucial for the protection of investors.

Order

I ORDER, pursuant to Section 12(j) of the Securities Exchange Act of 1934, that the registration of each class of registered securities of ProElite, Inc., is revoked.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

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Brenda P. Murray
Chief Administrative Law Judge